      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 1998

                                                           REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                                    FORM S-6

                   ------------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                   ------------------------------------------

A. EXACT NAME OF TRUST:
                              DEFINED ASSET FUNDS
                             MUNICIPAL DEFINED FUND

B. NAME OF DEPOSITOR:

                   MERRILL LYNCH, PIERCE, FENNER & SMITH INC.
                               SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                           DEAN WITTER REYNOLDS INC.

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:


 MERRILL LYNCH, PIERCE,
        FENNER &
   SMITH INCORPORATED
  UNIT INVESTMENT TRUST
        DIVISION
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                          PAINEWEBBER INCORPORATED
                                                     1285 AVENUE OF THE
                                                          AMERICAS
                                                     NEW YORK, NY 10019

    SMITH BARNEY INC.
      388 GREENWICH
   STREET--23RD FLOOR
   NEW YORK, NY 10013
                                                  DEAN WITTER REYNOLDS INC.
                                                       TWO WORLD TRADE
                                                     CENTER--59TH FLOOR
                                                     NEW YORK, NY 10048


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                              ROBERT E. HOLLEY
                                                      1200 HARBOR BLVD.
                                                     WEEHAWKEN, NJ 07087

                                COPIES TO:           DOUGLAS LOWE, ESQ.
                          PIERRE DE SAINT PHALLE, DEAN WITTER REYNOLDS INC.
   LAURIE A. HESSLEIN              ESQ.                TWO WORLD TRADE
  388 GREENWICH STREET     450 LEXINGTON AVENUE      CENTER--59TH FLOOR
   NEW YORK, NY 10013       NEW YORK, NY 10017       NEW YORK, NY 10048


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the Registration Statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECFICALLY STATES THAT, THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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                                                   DEFINED ASSET FUNDSSM
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MUNICIPAL DEFINED             % ESTIMATED CURRENT RETURN shows the estimated
FUND                          annual cash to be received from interest-bearing
(A UNIT INVESTMENT            bonds in the Portfolio (net of estimated annual
TRUST)                        expenses) divided by the Public Offering Price
------------------------------(including the maximum sales charge).
o DESIGNED FOR                % ESTIMATED LONG TERM RETURN is a measure of the
   FEDERALLY TAX-FREE INCOME  estimated return over the estimated life of the
o DEFINED PORTFOLIO OF        Fund. This represents an average of the yields to
   MUNICIPAL BONDS            maturity (or in certain cases, to an earlier call
o SEMI-ANNUAL INCOME          date) of the individual bonds in the Portfolio,
o INVESTMENT GRADE            adjusted to reflect the maximum sales charge and
%                             estimated expenses. The average yield for the
ESTIMATED CURRENT RETURN      Portfolio is derived by weighting each bond's
%                             yield by its market value and the time remaining
ESTIMATED LONG TERM RETURN    to the call or maturity date, depending on how the
AS OF              , 1998     bond is priced. Unlike Estimated Current Return,
                              Estimated Long Term Return takes into account maturities, discounts and premiums of the underlying bonds.
                              No return estimate can be predictive of your actual return because returns will vary with purchase price (including sales charges), how long units are held, changes in Portfolio composition, changes in interest income and changes in fees and expenses. Therefore, Estimated Current Return and
                              Estimated Long Term Return are designed to be comparative rather than predictive. A yield calculation which is more comparable to an individual bond may be higher or lower than Estimated Current Return or Estimated Long Term
                              Return which are more comparable to return calculations used by other investment products.
                              Minimum purchase: $250.



                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
                               HAS THE COMMISSION OR ANY STATE SECURITIES
                               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
SPONSORS:                      OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Merrill Lynch,                 CONTRARY IS A CRIMINAL OFFENSE.
Pierce, Fenner & Smith         Inquiries should be directed to the Trustee at
Incorporated                   1-800-221-7771.
Smith Barney Inc.              Prospectus dated           , 1998.
Dean Witter Reynolds Inc.      INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
PaineWebber Incorporated       AND RETAIN IT FOR FUTURE REFERENCE.

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Defined Asset FundsSM
Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.

Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.

Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:

 Municipal bond portfolios
 Corporate bond portfolios
 Government bond portfolios
 Equity portfolios
 International bond and equity portfolios

The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.
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Municipal Defined Fund
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Our defined portfolio of municipal bonds offers you a simple and convenient way to earn federally tax-free income. And by purchasing Defined Asset Funds, you not only receive professional selection but also gain the advantage of reduced risk by investing in bonds of several different issuers.

INVESTMENT OBJECTIVE

To provide interest income exempt from federal income taxes through investment in a fixed portfolio consisting primarily of long-term municipal bonds issued by or on behalf of states and their local governments and authorities.

DIVERSIFICATION

The Portfolio is diversified among    bond issues. Spreading your investment
among different issuers reduces your risk, but does not eliminate it. Because of maturities, sales or other dispositions of bonds, the size, composition and return of the Portfolio will change over time.

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Defining Your Portfolio
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PROFESSIONAL SELECTION AND SUPERVISION
The Portfolio contains a variety of bonds selected by experienced buyers. The Fund is not actively managed; however, it is regularly reviewed and a bond can be sold if retaining it is considered detrimental to investors' interests.

TYPES OF BONDS
The Portfolio consists of $             face amount of municipal bonds of the
following types:


                                                  APPROXIMATE
                                                   PORTFOLIO
                                                   PERCENTAGE
o Airports/Ports/Highways                              %
o General Obligation                                   %
o Hospitals/Nursing Homes/
    Mental Health Facilities                           %
o Housing                                              %
o Lease Rental Appropriation                           %
o Municipal Water/Sewer Utility                        %
o Special Tax                                          %
o State/Local Government Supported                     %
o Miscellaneous                                        %


BOND QUALITY

Each bond included in the Portfolio is rated at least A by a nationally recognized rating organization or, in the opinion of the Agent for the Sponsors, has credit characteristics comparable to the other bonds in the Portfolio. Each bond has been selected by investment professionals from among available bonds of
equivalent quality. In addition, approximately    % of the bonds are insured.
This insurance guarantees the timely payment of principal and interest on the bonds but does not guarantee the value of the bonds or the Fund Units. (See Bonds Backed by Letters of Credit or Insurance in Part B.)

BOND CALL FEATURES

It is possible that during periods of falling interest rates, a bond with a coupon higher than current market rates will be prepaid or 'called', at the option of the bond issuer, before its expected maturity. When bonds are initially callable, the price is usually at a premium to par which then declines to par over time. Bonds may also be subject to a mandatory sinking fund or have extraordinary redemption provisions. For example, if the bond's proceeds are not able to be used as intended the bond may be redeemed. This redemption and the sinking fund are often at par.

CALL PROTECTION

Although many bonds are subject to optional refunding or call provisions, we have selected bonds with call protection. This call protection means that any bond in the Portfolio generally cannot be called for a number of years and thereafter at a declining premium over par.

TAX INFORMATION

Based on the opinion of bond counsel, interest income from the bonds held by this Fund is generally 100% exempt under existing laws from federal income tax. Any gain on a disposition of the underlying bonds or units will be subject to tax. If you hold your units for more than 18 months you may be entitled to the new 20% maximum federal tax rate for gains from the sale of your units. (See Taxes in Part B.)
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Defining Your Investment
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PUBLIC OFFERING PRICE PER 1,000 UNITS              $

The Public Offering Price as of              , 1998, the business day prior to
the Initial Date of Deposit, is based on the aggregate offer side value of the
underlying bonds in the Fund ($                 ), plus the initial sales charge
on the value of the bonds, plus cash ($        ), divided by the number of units
(        ) times 1,000. The Public Offering Price on any subsequent date will vary. An amount equal to principal cash, if any, as well as net accrued but undistributed interest on the unit is added to the Public Offering Price. The underlying bonds are evaluated by an independent evaluator at 3:30 p.m. Eastern time on every business day thereafter.

PAR VALUE

The par value represented by each unit--the amount of money you will receive by termination of the Fund, assuming all the bonds are paid at maturity or are redeemed by the issuer at par or sold by the Fund at par--is $1.00.

REINVESTMENT OPTION

You can elect to automatically reinvest your distributions into a separate portfolio of federally tax-exempt bonds. Reinvesting helps to compound your income tax-free.

PRINCIPAL DISTRIBUTIONS

Principal from sales, redemptions and maturities of bonds in the Fund will be distributed to investors periodically when the amount to be distributed is more than $10.00 per 1,000 Units.

TERMINATION DATE

The Fund will generally terminate following the sale or maturity of the last remaining bond listed in the Portfolio. The Fund may be terminated earlier if the value is less than 40% of the face amount of bonds deposited.

SPONSORS' PROFIT OR LOSS

The Sponsors' profit or loss associated with the Fund will include the receipt of applicable sales charges, any fees for underwriting or placing bonds, fluctuations in the Public Offering Price or secondary market price of units and
a gain of $             on the deposit of the bonds (see Underwriters' and
Sponsors' Profits in Part B).

UNDERWRITING ACCOUNT

The Sponsor has participated as sole underwriter, managing underwriter or member
of an underwriting syndicate from which approximately    % of the bonds in the
Portfolio were acquired.
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Defining Your Risks
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RISK FACTORS

Unit price fluctuates and could be adversely affected by increasing interest rates as well as the financial condition of the issuers of the bonds. Because of the possible maturity, sale or other disposition of securities, the size, composition and return of the portfolio may change at any time. Because of the sales charges, returns of principal and fluctuations in unit price, among other reasons, the sale price will generally be less than the cost of your units. Unit prices could also be adversely affected if a limited trading market exists in any security to be sold. There is no guarantee that the Fund will achieve its investment objective.

The Fund is concentrated in bonds and is therefore dependent to a significant degree on revenues generated from those particular activities (see Risk Factors in
Part B).

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                               Defined Portfolio
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Municipal Defined Fund
             , 1998


                                                          OPTIONAL             SINKING
                                        RATING           REFUNDING              FUND                 COST
PORTFOLIO TITLE                      OF ISSUES (1)    REDEMPTIONS (2)      REDEMPTIONS (2)       TO FUND (3)
-----------------------------------------------------------------------------------------------------------------
                                                                       @                     $


------------------------------------
(1) All ratings are by Standard & Poor's Ratings Group unless followed by '(m)', which indicates a Moody's Investors Service rating, by '(f)', which indicates a Fitch Investors Service rating or by ', which indicates that, while the bond is unrated, in the opinion of the Agent for the Sponsors, the bond has comparable credit characteristics to the other bonds in the Portfolio. Moody's and Fitch ratings have been furnished by the Evaluator but not confirmed with Moody's or Fitch. (See Appendix A to Part B.)
(2) Bonds are first subject to optional redemptions (which may be exercised in whole or in part) on the dates and at the prices indicated under the Optional Refunding Redemptions column. In subsequent years, bonds are redeemable at declining prices, but typically not below par value. Some issues may be subject to sinking fund redemption or extraordinary redemption without premium prior to the dates shown.
(3)  Evaluation of the bonds by the Evaluator is made on the basis of current
offer side evaluation. On this basis, approximately    % of the bonds were
deposited at a premium,    % at par, and    % at a discount from par.

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                               Defined Portfolio
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Municipal Defined Fund (Continued)
             , 1998


                                                          OPTIONAL             SINKING
                                        RATING           REFUNDING              FUND                 COST
PORTFOLIO TITLE                      OF ISSUES (1)    REDEMPTIONS (2)      REDEMPTIONS (2)       TO FUND (3)
-----------------------------------------------------------------------------------------------------------------
                                                                       @                     $
                                                                                             --------------------
                                                                                             --------------------
                                                                                             --------------------


------------------------------------
(4)  These bonds are when-issued bonds that are expected to settle  to    days
after the settlement date for Units. The Trustee's fees and expenses will be
reduced during the first year by $     per 1,000 Units to compensate for
interest that would have been accrued on the bonds between the settlement date for Units and the actual date of delivery of the bonds. (See Income, Distributions and Reinvestment--Income in Part B.)
(5) It is anticipated that interest and principal received from these bonds will be applied to the payment of the Fund's deferred sales charge and, therefore, these amounts have not been included in the Fund's calculation of Estimated Current and Long Term Returns.

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Defining Your Costs
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SALES CHARGES

You will pay an initial sales charge of about 1.0%. In addition, in the first two years of owning your units you will pay a deferred sales charge of $9.52 per 1,000 units in the first year ($2.38 quarterly) and $9.48 per 1,000 units in the
second year ($2.37 quarterly), commencing             , 1998). This deferred
sales charge will be paid from interest on the short-term bonds in the Portfolio and proceeds from the periodic sale or maturity of those bonds. Interest on these short-term bonds is not included in the Fund's return figures. (See How to Buy Units in Part B.)

Although the Fund is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.


                                         As a %            Amount
                                      of $1,000         Per 1,000
                                       Invested             Units
                                  -----------------  --------------
Maximum Sales Charges                      2.90%       $


ORGANIZATION COSTS

Investors will bear all or a portion of the expenses incurred in organizaing the Fund--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds. The estimated organization costs shown below are included in the public offering price and will be deducted from the assets of the Fund as of the close of the initial offering period.


                                                   Amount per
                                                  1,000 Units
                                                -----------------
Organization Costs                                  $


ESTIMATED ANNUAL FUND OPERATING EXPENSES


                                         As a %            Amount
                                     of Average         Per 1,000
                                    Net Assets*             Units
                                  -----------------  --------------
Trustee's Fee                                  %       $
Portfolio Supervision,
  Bookkeeping and Administrative
  Fees                                         %       $
Evaluator's Fee                                %       $
Other Operating Expenses                       %       $
                                  -----------------  --------------
TOTAL                                          %       $


------------
* Based on the mean of the bid and offer side evaluations.

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:


 1 Year     3 Years    5 Years    10 Years
    $          $          $           $


No redemption at the end of the period:


 1 Year     3 Years    5 Years    10 Years
    $          $          $           $


The example assumes reinvestment of all distributions into additional units of the Fund (a reinvestment option different from that offered by this Fund) and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Costs Over Time above reflect both sales charges and operating expenses on an increasing investment (because the net annual return is reinvested). The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than the example.

REDEEMING OR SELLING YOUR INVESTMENT

You may redeem or sell your units at any time. Your price is based on the Fund's then current net asset value (based on the offer side evaluation of the bonds during the initial public offering period and on the lower, bid side evaluation thereafter, as determined by an independent evaluator) plus principal cash, if any, as well as accrued interest. The redemption and Sponsors' repurchase price
per 1,000 Units as of , 1998, was $      less than the Public Offering Price per
1,000 Units, reflecting the deduction of the deferred sales charge, which declines by $2.38 quarterly over the first year of the Fund and by $2.37 quarterly over the second year of the Fund. As of the close of the initial offering period these prices will be reduced to reflect the estimated organization costs shown above. If you redeem or sell your Units before the final deferred sales charge installment deduction, you will pay the remaining balance of the deferred sales charge. (See How to Buy Units in Part B.)
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Defining Your Income
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SEMI-ANNUAL INCOME

The Fund pays interest income semi-annually.

WHAT YOU MAY EXPECT

(PAYABLE ON THE 25TH DAY OF THE MONTH TO HOLDERS OF RECORD ON THE 10TH DAY OF THE MONTH):


First Distribution per 1,000 units
(          25, 1998):                                      $
Regular Semi-annual Income per 1,000 units
(Beginning on        25, 1998):                            $
Annual Income per 1,000 units:                             $


These figures are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary.

Estimated cash flows are available upon request from the Sponsors.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsors, Trustee and Holders of Defined Asset Funds, Municipal Defined Fund, (the 'Fund'):

We have audited the accompanying statement of condition and the related defined
portfolio included in the prospectus of the Fund as of              , 1998. This
financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of cash, securities and an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in
all material respects, the financial position of the Fund as of              ,
1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
NEW YORK, N.Y.
, 1998

             STATEMENT OF CONDITION AS OF                    , 1998

TRUST PROPERTY


Investments--Bonds and Contracts to purchase Bonds(1)    $
Cash
Accrued interest to Initial Date of Deposit on underlying
  Bonds
                                                         --------------------
           Total                                         $
                                                         --------------------
                                                         --------------------
LIABILITIES AND INTEREST OF HOLDERS
Liabilities: Advance by Trustee for accrued interest (2) $
Reimbursement of Sponsors for Organization Expenses(3)
                                                         --------------------
Subtotal
                                                         --------------------
Interest of Holders of         Units of fractional
  undivided interest outstanding:
Cost to investors(4)(5)
                                                         --------------------
Organization Expenses(3)
                                                         --------------------
Subtotal
                                                         --------------------
Total                                                    $
                                                         --------------------
                                                         --------------------


---------------

          (1) Aggregate cost to the Fund of the bonds listed under Defined Portfolio is based upon the offer side evaluation determined by the Evaluator at the evaluation time on the business day prior to the Initial Date of Deposit. The contracts to purchase the bonds are collateralized by an irrevocable letter
of credit which has been issued by           Bank, New York Branch, in the
amount of $              and deposited with the Trustee. The amount of the
letter of credit includes $              for the purchase of $              face
amount of the bonds, plus $           for accrued interest.
          (2) Representing a special distribution to the Sponsors by the Trustee of an amount equal to the accrued interest on the bonds.
          (3) A portion of the Public Offering Price consists of cash or securities in an amount sufficient to pay for all or a portion of the costs
incurred in establishing the Fund. These costs have been estimated at $0.    per
1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organizational expenses obligation of the investors to the Sponsors will be satisfied.
          (4) A mandatory distribution of $2.38 per 1,000 Units in the first year and $2.37 per 1,000 Units in the second year is payable quarterly up to an aggregate of $19.00 per 1,000 Units over approximately a two-year period. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied. If units are redeemed prior to the end of the second annoversary of the Fund, the remaining portion of the distribution applicable to such Units will be transferred to such account on the redemption date.
          (5) Aggregate public offering price (exclusive of interest) computed on the basis of the offer side evaluation of the underlying bonds as of the evaluation time on the business day prior to the Initial Date of Deposit.

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    TAX-FREE VS. TAXABLE INCOME: A COMPARISON OF TAXABLE AND TAX-FREE YIELDS


                                   EFFEC-
                                   TIVE %
TAXABLE INCOME 1998*                TAX                          TAX-FREE YIELD OF
  SINGLE RETURN    JOINT RETURN   BRACKET    3%     3.5%     4%     4.5%     5%     5.5%     6%     6.5%
                                                        IS EQUIVALENT TO A TAXABLE YIELD OF
----------------------------------------------------------------------------------------------------------
$      0- 25,350 $      0- 42,350   15.00     3.53   4.12     4.71   5.29     5.88   6.47     7.06    7.65
----------------------------------------------------------------------------------------------------------
$ 25,351- 61,400 $ 42,351-102,300   28.00     4.17   4.86     5.56   6.25     6.94   7.64     8.33    9.03
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$ 61,401-128,100 $102,301-155,950   31.00     4.35   5.07     5.80   6.52     7.25   7.97     8.70    9.42
----------------------------------------------------------------------------------------------------------
$128,101-278,450 $155,951-278,450   36.00     4.69   5.47     6.25   7.03     7.81   8.59     9.38   10.16
----------------------------------------------------------------------------------------------------------
OVER $278,450       OVER $278,450   39.60     4.97   5.79     6.62   7.45     8.28   9.11     9.93   10.76
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To compare the yield of a taxable security with the yield of a federally tax-free security, find your taxable income and read across. The table incorporates 1998 federal income tax rates and assumes that all income would otherwise be taxed at the investor's highest tax rate. Yield figures are for example only.

*Based upon net amount subject to federal income tax after deductions and exemptions. This table does not reflect the possible effect of other tax factors, such as alternative minimum tax, personal exemptions, the phase-out of exemptions, itemized deductions, the possible partial disallowance of deductions or state and local taxation. Consequently, investors are urged to consult their own tax advisers in this regard.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
                             MUNICIPAL DEFINED FUND
 FURTHER DETAIL REGARDING ANY OF THE INFORMATION PROVIDED IN THE PROSPECTUS MAY
                                  BE OBTAINED
      WITHIN FIVE DAYS BY WRITING OR CALLING THE TRUSTEE, THE ADDRESS AND TELEPHONE NUMBER OF WHICH ARE SET FORTH ON THE BACK COVER OF PART A OF THIS
                                  PROSPECTUS.

                                     Index


                                                          PAGE
                                                        ---------
Fund Description......................................          1
Risk Factors..........................................          2
How to Buy Units......................................          8
How to Redeem or Sell Units...........................          9
Income, Distributions and Reinvestment................         10
Fund Expenses.........................................         11
Taxes.................................................         12
                                                          PAGE
                                                        ---------
Records and Reports...................................         13
Trust Indenture.......................................         13
Miscellaneous.........................................         14
Supplemental Information..............................         17
Appendix A--Description of Ratings....................        a-1
Appendix B--Secondary Market Sales Charge Schedule....        b-1


FUND DESCRIPTION

BOND PORTFOLIO SELECTION

     Professional buyers for Defined Asset Funds, with access to extensive research, selected the Bonds for the Portfolio after considering the Fund's investment objective as well as the quality of the Bonds (all Bonds in the Portfolio are initially rated in the category A or better by at least one nationally recognized rating organization or, if unrated, have credit characteristics comparable to the other bonds in the Portfolio), the yield and price of the Bonds compared to similar securities, the maturities of the Bonds and the diversification of the Portfolio. Only issues meeting these stringent criteria of Defined Asset Funds are included in the Portfolio. No leverage or borrowing is used nor does the Portfolio contain other kinds of securities to enhance yield. A summary of the Bonds in the Portfolio appears in Part A of the Prospectus.

     The deposit of the Bonds in the Fund on the initial date of deposit established a proportionate relationship among the face amounts of the Bonds. During the 90-day period following the initial date of deposit the Sponsors may deposit additional Bonds in order to create new Units, maintaining to the extent practicable that original proportionate relationship. Deposits of additional Bonds subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the face amounts of the Bonds at the end of the initial 90-day period.

     Yields on bonds depend on many factors including general conditions of the bond markets, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among bonds with similar maturities, coupons and ratings. Ratings represent opinions of the rating organizations as to the quality of the bonds rated, based on the credit of the issuer or any guarantor, insurer or other credit provider, but these ratings are only general standards of quality (see Appendix A).

     After the initial date of deposit, the ratings of some Bonds may be reduced or withdrawn, or the credit characteristics of the Bonds may no longer be comparable to the other bonds in the Portfolio. Bonds rated BBB or Baa (the lowest investment grade rating) or lower may have speculative characteristics, and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds. Bonds rated below investment grade or unrated bonds with similar credit characteristics are often subject to greater market fluctuations and risk of loss of principal and income than higher grade bonds and their value may decline precipitously in response to rising interest rates.

     Because each Defined Asset Fund is a preselected portfolio of bonds, you know the securities, maturities, call dates and ratings before you invest. Of course, the Portfolio will change somewhat over time, as Bonds mature, are redeemed or are sold to meet Unit redemptions or in other limited circumstances. Because the Portfolio is not actively managed and principal is returned as the Bonds are disposed of, this principal should be relatively unaffected by changes in interest rates.

BOND PORTFOLIO SUPERVISION

     The Fund follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. The Fund may retain an issuer's bonds despite adverse financial developments. Experienced financial analysts regularly review the Portfolio and a Bond may be sold in certain circumstances including the occurrence of a default in payment or other default on the Bond, a decline in the projected income pledged for debt service on a revenue bond, institution of certain legal proceedings, if the Bond becomes taxable or is otherwise inconsistent with the Fund's investment objectives, a decline in the price of the Bond or the occurrence of other market or credit factors (including advance refundings) that, in the opinion of the Sponsors makes retention of the Bond detrimental to the interests of investors. The Trustee must generally reject any offer by an issuer of a Bond to exchange another security pursuant to a refunding or refinancing plan.

     Every investment involves some risk; for example, the market prices of most fixed-income investments decline when interest rates rise, and this exposure increases with the remaining life of the investment. Historically, however, municipal bonds generally have been second only in creditworthiness to U.S. government obligations. Municipal unit trusts can be an efficient alternative to investing in actively managed funds. Active management of a portfolio of quality municipal bonds may not be as important as with other securities. Insured bonds provide additional assurance of prompt payments of interest and principal (but not stability of market value).

     The Sponsors and the Trustee are not liable for any default or defect in a Bond. If a contract to purchase any Bond fails within the 90-day period following the initial date of deposit, the Sponsors may generally deposit a replacement bond so long as it is a tax-exempt bond that is not a 'when, as and if issued' bond, has a fixed maturity or disposition date substantially similar to the failed Bond and has a rating at least equal to that of the Bond it replaces (or, if not rated, has comparable credit characteristics). A replacement bond must be deposited within 110 days after the initial date of deposit, at a cost that does not exceed the funds reserved for purchasing the failed Bond and at a yield to maturity and current return substantially equivalent (considering then current market conditions and relative creditworthiness) to those of the failed Bond, as of the date the failed contract was deposited.

RISK FACTORS

     An investment in the Fund entails certain risks, including the risk that the value of your investment will decline with increases in interest rates. Generally speaking, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities. In recent years there have been wide fluctuations in interest rates and in the value of fixed-rate bonds generally. The Sponsors cannot predict the direction or scope of any future fluctuations.

     Certain of the Bonds may have been deposited at a market discount or premium principally because their interest rates are lower or higher than prevailing rates on comparable debt securities. The current returns of market discount bonds are lower than comparably rated bonds selling at par because discount bonds tend to increase in market value as they approach maturity. The current returns of market premium bonds are higher than comparably rated bonds selling at par because premium bonds tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium bond will result in a reduction in yield to the Fund. Market premium or discount attributable to interest rate changes does not indicate market confidence or lack of confidence in the issue.

     Certain Bonds deposited into the Fund may have been acquired on a when-issued or delayed delivery basis. The purchase price for these Bonds is determined prior to their delivery to the Fund and a gain or loss may result from fluctuations in the value of the Bonds. Additionally, if the value of the short-term Bonds intended for payment of the periodic deferred sales charge, together with the interest thereon, were to become insufficient to pay these charges, additional bonds would be required to be sold.

     The Fund may be concentrated in one or more of types of bonds. Concentration in a State may involve additional risk because of the decreased diversification of economic, political, financial and market risks. Set forth below is a brief description of certain risks associated with bonds which may be held by the Fund. Additional information is contained in the Information Supplement which is available from the Trustee at no charge to the investor.

GENERAL OBLIGATION BONDS

     Certain of the Bonds may be general obligations of a governmental entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and its credit will depend on many factors, including an erosion of the tax base resulting from population declines, natural disasters, declines in the state's industrial base or an inability to attract new industries, economic limits on the ability to tax without eroding the tax base and the extent to which the entity relies on federal or state aid, access to capital markets or other factors beyond the entity's control. In addition, political restrictions on the ability to tax and budgetary constraints affecting state governmental aid may have an adverse impact on the creditworthiness of cities, counties, school districts and other local governmental units. Recent and significant changes in Federal welfare policy may have substantial negative impact on certain states, and localities within those states, making their ability to maintain balanced finances more difficult in the future.

MORAL OBLIGATION BONDS

     The Portfolio may include 'moral obligation' bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or local government in question. Even though the state or local government may be called on to restore any deficits in capital reserve funds of the agencies or authorities which issued the bonds, any restoration generally requires appropriation by the state or local legislature and does not constitute a legally enforceable obligation or debt of the state or local government. The agencies or authorities generally have no taxing power.

REFUNDED BONDS

     Refunded bonds are typically secured by direct obligations of the U.S. Government or in some cases obligations guaranteed by the U.S. Government placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

MUNICIPAL REVENUE BONDS

     Municipal revenue bonds are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. Municipal revenue bonds are not general obligations of governmental entities backed by their taxing power and payment is generally solely dependent upon revenues of the project, excise taxes or state appropriations. Examples of municipal revenue bonds are:

        Municipal utility bonds, including electrical, water and sewer revenue bonds, whose payments are dependent on various factors, including the rates the utilities may charge, the demand for their services and their operating costs, including expenses to comply with environmental legislation and other energy and licensing laws and regulations. Utilities are particularly sensitive to, among other things, the effects of inflation on operating and construction costs, the unpredictability of future usage requirements, the costs and availability of fuel and, with certain electric utilities, the risks associated with the nuclear industry. The movement to introduce competition in the investor-owned electric utility industry is likely to indirectly affect municipal utility systems by inducing them to maintain rates as low as possible. In this effort to keep rates low, municipal utilities may have more trouble raising rates to completely recover investment in generating plant;

        Lease rental bonds which are generally issued by governmental financing authorities with no direct taxing power for the purchase of equipment or construction of buildings that will be used by a state or local government. Lease rental bonds are generally subject to an annual risk that the lessee government might not appropriate funds for the leasing rental payments to service the bonds and may also be subject to the risk that rental obligations may terminate in the event of damage to or destruction or condemnation of the equipment or building;

        Multi-family housing revenue bonds and single family mortgage revenue bonds which are issued to provide financing for various housing projects and which are payable primarily from the revenues derived from mortgage loans to housing projects for low to moderate income families or notes secured by mortgages on residences; repayment of this type of bond is therefore dependent upon, among other things, occupancy levels, rental income, the rate of default on underlying mortgage loans, the ability of mortgage insurers to pay claims, the continued availability of federal, state or local housing subsidy programs, economic conditions in local markets, construction costs, taxes, utility costs and other operating expenses and the managerial ability of project managers. Housing bonds are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities;

        Hospital, mental health and nursing home facility bonds whose payments are dependent upon revenues of hospitals and other health care providers. These revenues come from private third-party payors and government programs, including the Medicare and Medicaid programs, which have generally undertaken cost containment measures to limit payments to health care providers. Hospitals must also deal with shifting competition resulting from hospital mergers and affiliations and the need to reduce costs as HMOs increase market penetration. Nursing homes need to keep residential facilities for the elderly, which are not reimbursable from Medicare/Medicaid, on a profitable basis. Hospital supply and drug companies must deal with their need to raise prices in an environment where hospitals and other health care providers are under intense pressure to keep their costs low. Hospitals and health care providers are subject to various legal claims by patients and others and are adversely affected by increasing costs of insurance;

        Airport, port, highway and transit authority revenue bonds which are dependent for payment on revenues from the financed projects, including user fees from ports and airports, tolls on turnpikes and bridges, rents from buildings, transit fare revenues and additional financial resources including federal and state subsidies, lease rentals paid by state or local governments or a pledge of a special tax such as a sales tax or a property tax. In the case of the air travel industry, airport income is largely affected by the airlines' ability to meet their obligations under use agreements which in turn is affected by increased competition among airlines, excess capacity and increased fuel costs, among other factors;

        Solid waste disposal bonds which are generally payable from dumping and user fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products and which are therefore dependent upon the ability of municipalities to fully utilize the facilities, sufficient supply of waste for disposal, economic or population growth, the level of construction and maintenance costs, the existence of lower-cost alternative modes of waste processing and increasing environmental regulation. A recent decision of the U.S. Supreme Court limiting a municipality's ability to require use of its facilities may have an adverse affect on the credit quality of various issues of these bonds;

        Special tax bonds which are not secured by general tax revenues but are only payable from and secured by the revenues derived by a municipality from a particular tax--for example, a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor and may therefore be adversely affected by a reduction in revenues resulting from a decline in the local economy or population or a decline in the consumption, use or cost of the goods and services that are subject to taxation;

        Student loan revenue bonds which are typically secured by pledges of new or existing student loans. The loans, in turn, are generally either guaranteed by eligible guarantors and reinsured by the Secretary of the U.S. Department of Education, directly insured by the federal government, or financed as part of supplemental or alternative loan programs within a state (e.g., loan repayments are not guaranteed). These bonds often permit the issuer to enter into interest rate swap agreements with eligible counterparties in which event the bonds are subject to the additional risk of the counterparty's ability to fulfill its swap obligation;

        University and college bonds, the payments on which are dependent upon various factors, including the size and diversity of their sources of revenues, enrollment, reputation, the availability of endowments and other funds and, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education; and

        Tax increment and tax allocation bonds, which are secured by ad valorem taxes imposed on the incremental increase of taxable assessed valuation of property within a jurisdiction above an established base of assessed value. The issuers of these bonds do not have general taxing authority and the tax assessments on which the taxes used to service the bonds are based may be subject to devaluation due to market price declines or governmental action.

     Puerto Rico. Certain Bonds may be affected by general economic conditions in the Commonwealth of Puerto Rico. Puerto Rico's economy is largely dependent for its development on federal programs, and current federal budgetary policies suggest that an expansion of its programs is unlikely. Reductions in federal tax benefits or incentives or curtailment of spending programs (such as the phased repeal of the Puerto Rico and possession federal tax credit) could adversely affect the Puerto Rican economy.

     Industrial Development Revenue Bonds. Industrial development revenue bonds are municipal obligations issued to finance various privately operated projects including pollution control and manufacturing facilities. Payment is generally solely dependent upon the creditworthiness of the corporate operator of the project and, in certain cases, an affiliated or third party guarantor and may be affected by economic factors relating to the particular industry as well as varying degrees of governmental regulation. In many cases industrial revenue bonds do not have the benefit of covenants which would prevent the corporations from engaging in capital restructurings or borrowing transactions which could reduce their ability to meet their obligations and result in a reduction in the value of the Portfolio.

BONDS BACKED BY LETTERS OF CREDIT OR INSURANCE

     Certain Bonds may be secured by letters of credit issued by commercial banks or savings banks, savings and loan associations and similar thrift institutions or are direct obligations of banks or thrifts. The letter of credit may be drawn upon, and the Bonds redeemed, if an issuer fails to pay amounts due on the Bonds or, in certain cases, if the interest on the Bond becomes taxable. Letters of credit are irrevocable obligations of the issuing institutions. The profitability of a financial institution is largely dependent upon the credit quality of its loan portfolio which, in turn, is affected by the institution's underwriting criteria, concentrations within the portfolio and specific industry and general economic conditions. The operating performance of financial institutions is also impacted by changes in interest rates, the availability and cost of funds, the intensity of competition and the degree of governmental regulation.

     Certain Bonds may be insured or guaranteed by insurance companies listed below. The claims-paying ability of each of these companies, unless otherwise indicated, was rated AAA by Standard & Poor's or another nationally recognized rating organization at the time the insured Bonds were purchased by the Fund. The ratings are subject to change at any time at the discretion of the rating agencies. In an Insured Series, in the event that the rating of an insurance company insuring a bond is reduced, the Sponsors are authorized to direct the Trustee to obtain other insurance on behalf of the Fund. The insurance policies guarantee the timely payment of principal and interest on the Bonds but do not guarantee their market value or the value of the Units. The insurance policies generally do not provide for accelerated payments of principal, except at the sole option of the insurer, or cover redemptions resulting from events of taxability.

      The following summary information relating to the listed insurance companies has been obtained from publicly available information:


                                                                                        FINANCIAL INFORMATION
                                                                                      AS OF DECEMBER 31, 1997
                                                                                     (IN MILLIONS OF DOLLARS)
                                                                          -------------------------------------
                                                                                            POLICYHOLDERS'
                        NAME                           DATE ESTABLISHED   ADMITTED ASSETS          SURPLUS
-----------------------------------------------------  -----------------  ---------------  --------------------
ACA Financial Guaranty Corp. (A by S&P)..............           1997        $       116         $      114
Ambac Assurance Corp.................................           1970              2,879              1,007
Asset Guaranty Insurance Co. (AA by S&P).............           1988                239                 95
Capital Markets Assurance Corp. (CAPMAC)*                       1987                370                191
Connie Lee Insurance Co.**...........................           1987                247                 94
Financial Guaranty Insurance Co......................           1984              2,535              1,256
Financial Security Assurance Inc. (FSA) (including
  CGIC now known as FSA Insurance Co.)...............           1984              1,397                494
MBIA Insurance Corp..................................           1986              5,256              1,760



------------------------
* On February 17, 1998, MBIA, Inc., the holding company of MBIA Insurance Corp., acquired CAPMAC Holdings, Inc., the holding company of CAPMAC. The policies issued by CAPMAC will continue to remain outstanding and will also be backed by the full financial resources of the MBIA Insurance Corp.

** On December 18, 1997, all outstanding shares of Connie Lee Holdings, Inc., the holding company of Connie Lee Insurance Co., were acquired by Ambac Assurance Corp. Ambac has entered into a support agreement whereby all losses incurred by Connie Lee, which would cause Connie Lee's statutory surplus to drop below $75 million, would be reinsured and covered by Ambac.

     Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies are required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

LITIGATION AND LEGISLATION

     The Sponsors do not know of any pending litigation as of the initial date of deposit which might reasonably be expected to have a material adverse effect upon the Fund. At any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Bonds in the Fund. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of certain Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that it has been validly issued and that the interest thereon is exempt from federal income tax. From time to time, proposals are introduced in Congress to, among other things, reduce federal income tax rates, impose a flat tax, exempt investment income from tax or abolish the federal income tax and replace it with another form of tax. Enactment of any such legislation could adversely affect the value of the Units. The Fund, however, cannot predict what legislation, if any, in respect of tax rates may be proposed, nor can it predict which proposals, if any, might be enacted.

     Also, certain proposals, in the form of state legislative proposals or voter initiatives, seeking to limit real property taxes have been introduced in various states, and an amendment to the constitution of the State of California, providing for strict limitations on real property taxes, has had a significant impact on the taxing powers of local governments and on the financial condition of school districts and local governments in California. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds. Under the Federal Bankruptcy Code, for example, municipal bond issuers, as well as any underlying corporate obligors or guarantors, may proceed to restructure or otherwise alter the terms of their obligations.

     From time to time Congress considers proposals to prospectively and retroactively tax the interest on state and local obligations, such as the Bonds. The Supreme Court clarified in South Carolina v. Baker (decided on April 20, 1988) that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could require investors to pay income tax on interest from the Bonds and could adversely affect an investment in Units. See Taxes.

PAYMENT OF THE BONDS AND LIFE OF THE FUND

     The size and composition of the Portfolio will change over time. Most of the Bonds are subject to redemption prior to their stated maturity dates pursuant to optional refunding or sinking fund redemption provisions or otherwise. In general, optional refunding redemption provisions are more likely to be exercised when the value of a Bond is at a premium over par than when it is at a discount from par. Some Bonds may be subject to sinking fund and extraordinary redemption provisions which may commence early in the life of the Fund. Additionally, the size and composition of the Fund will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units and whether or not the Sponsors are able to sell the Units acquired by them in the secondary market. As a result, Units offered in the secondary market may not represent the same face amount of Bonds as on the initial date of deposit. Factors that the Sponsors will consider in determining whether or not to sell Units acquired in the secondary market include the diversity of the Portfolio, the size of the Fund relative to its original size, the ratio of Fund expenses to income, the Fund's current and long-term returns, the degree to which Units may be selling at a premium over par and the cost of maintaining a current prospectus for the Fund. These factors may also lead the Sponsors to seek to terminate the Fund earlier than its mandatory termination date.

FUND TERMINATION

     The Fund will be terminated upon the disposition of the last Bond or upon the consent of investors holding 51% of the Units. The Fund may also be terminated earlier by the Sponsors once the total assets of the Fund have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Fund early will be based on factors similar to those considered by the Sponsors in determining whether to continue the sale of Units in the secondary market.

     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Fund will seek to dispose of any Bonds remaining in the Portfolio although any Bond unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Bonds, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

LIQUIDITY

     Up to 40% of the value of the Portfolio may be attributable to guarantees or similar security provided by corporate entities. These guarantees or other security may constitute restricted securities that cannot be sold publicly by the Trustee without registration under the Securities Act of 1933, as amended. The Sponsors nevertheless believe that, should a sale of the Bonds guaranteed or secured be necessary in order to meet redemption of Units, the Trustee should be able to consummate a sale with institutional investors.

     The principal trading market for the Bonds will generally be in the over-the-counter market and the existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in them. There can be no assurance that a liquid trading market will exist for any of the Bonds, especially since the Fund may be restricted under the Investment Company Act of 1940 from selling Bonds to any Sponsor. The value of the Portfolio will be adversely affected if trading markets for the Bonds are limited or absent.

HOW TO BUY UNITS

     Units are available from any of the Sponsors, Underwriters and other broker-dealers at the Public Offering Price plus accrued interest on the Units. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Fund.

PUBLIC OFFERING PRICE

     Net accrued interest and principal cash, if any, are added to the Public Offering Price, the Sponsors' Repurchase Price and the Redemption Price per Unit. This represents the interest accrued on the Bonds, net of Fund expenses, from the initial date of deposit to, but not including, the settlement date for Units (less any prior distributions of interest income to investors). Bonds deposited also carry accrued but unpaid interest up to the initial date of deposit. To avoid having investors pay this additional accrued interest (which earns no return) when they purchase Units, the Trustee advances and distributes this amount to the Sponsors; it recovers this advance from interest received on the Bonds. Because of varying interest payment dates on the Bonds, accrued interest at any time will exceed the interest actually received by the Fund.

     The Income Distribution is stated in Part A of the Prospectus and will change as the composition of the Portfolio changes over time.

     During the initial offering period, the Public Offering Price (and the Initial Repurchase Price) is based on the higher, offer side evaluation of the Bonds at the next Evaluation Time after the order is received. In the secondary market (after the initial offering period), the Public Offering Price (and the Sponsors' Repurchase Price and the Redemption Price) is based on the lower, bid side evaluation of the Bonds. In addition, a portion of the Public Offering Price also consists of cash or securities in an amount sufficient to pay for all or a portion of the cost incurred in establishing the Fund, including the cost of the initial preparation of documents relating to the Fund, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be deducted from the assets of the Fund as of the close of the initial offering period.

     Units are charged a combination of initial and deferred sales charges which will aggregate 2.90% of the public offering price over the first two years of the Fund ($9.52 deferred sales charge plus an initial sales charge of about 1.0% for the first year, and $9.48 deferred sales charge for the second year). The first deferred sales charge installment will commence on the date indicated in Part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final deferred sales charge installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds, although this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. Units purchased after the deduction of the final deferred sales charge installment will be subject only to an up-front sales charge based on the maturities of the bonds in the Portfolio, as set forth in Appendix B.

     The following table shows the maximum sales charge in the initial offering period, reduced on a graduated scale for sales to any purchaser of at least $250,000. To qualify for the reduced sales charge the dealer must confirm that the sale is to a single purchaser as defined below or is purchased for its own account and not for distribution.


        AMOUNT PURCHASED          MAXIMUM SALES CHARGE
--------------------------------  -------------------------
Less than $249,999                             2.90%
$250,000 -- $499,999                           2.65
$500,000 -- $749,999                           2.40
$750,000 -- $999,999                           2.15
$1,000,000 and over                            1.90


The graduated sales charge will apply on all purchases on any one day by the same purchaser of Units, and purchases will not be aggregated with concurrent purchases of any other unit trusts sponsored by the Sponsors. Units held in the name of the purchaser's spouse or his child under age 21 are deemed to be registered in the purchaser's name. The graduated sales charge is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

     Employees of certain of the Sponsors and their affiliates may buy Units at prices based on a reduced sales charge of not less than $5.00 per 1,000 Units.

     In the initial offering period the concession to dealers will be equal to the Public Offering Price less $21.00 per 1,000 Units.

     Commercial banks and their securities broker subsidiaries that have agreements with the Sponsors may make Units available to their customers as their agents. A portion of the sales charge (equal to the dealer commission referred to above), will be retained or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act permits banks to act as agents of their customers on a disclosed basis and federal banking regulations have approved similar arrangements. In addition, state securities laws on this issue may differ from the interpretation of federal law expressed above and banks and financial institutions may be required to register as dealers pursuant to state law.

EVALUATIONS

     Evaluations are determined by the independent Evaluator on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. Bond evaluations are based on closing sales prices (unless the Evaluator deems these prices inappropriate). If closing sales prices are not available, the evaluation is generally determined on the basis of current bid or offer prices for the Bonds or comparable securities or by appraisal or by any combination of these methods. In the past, the bid prices of publicly offered tax-exempt issues have been lower than the offer prices by as much as 3 1/2% or more of face amount in the case of inactively traded issues and as little as 1/2 of 1% in the case of actively traded issues, but the difference between the offer and bid prices has averaged between 1 and 2% of face amount. Neither the Sponsors, the Trustee or the Evaluator will be liable for errors in the Evaluator's judgment. The fees of the Evaluator will be borne by the Fund.

CERTIFICATES

     Certificates for Units are issued upon request and may be transferred by paying any taxes or governmental charges and by complying with the requirements for redeeming Certificates (see How To Redeem or Sell Units--Redeeming Units with the Trustee). Certain Sponsors collect additional charges for registering and shipping Certificates to purchasers. Lost or mutilated Certificates can be replaced upon delivery of satisfactory indemnity and payment of costs.

HOW TO REDEEM OR SELL UNITS

     You can redeem your Units at any time for a price based on net asset value. In addition, the Sponsors have maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at the same price. The following describes these two methods to redeem or sell Units in greater detail.

REDEEMING UNITS WITH THE TRUSTEE

     You can always redeem your Units directly with the Trustee for net asset value. This can be done by sending the Trustee a redemption request together with any Unit certificates you hold, which must be properly endorsed or accompanied by a written transfer instrument with signatures guaranteed by an eligible institution. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

     Within seven days after the Trustee's receipt of your request containing the necessary documents, a check will be mailed to you in an amount based on the net asset value of your Units. If you redeem or sell your Units before the final deferred sales charge installment date, the remaining deferred sales charges will be deducted from the net asset value. Because of sales charges, market movements or changes in the Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Bonds, net accrued interest, cash and the value of any other Fund assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Fund expenses and any remaining deferred sales charges, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Fund liabilities; and dividing the result by the number of outstanding Units. Bonds are evaluated on the offer side during the initial offering period and on the bid side thereafter.

     As long as the Sponsors are maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsors for net asset value. If the Sponsors are not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.

     If cash is not available in the Fund's Income and Capital Accounts to pay redemptions, the Trustee may sell Bonds selected by the Agent for the Sponsors based on market and credit factors determined to be in the best interest of the Fund. These sales are often made at times when the Bonds would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Fund. If Bonds are being sold during a time when additional Units are being created by the purchase of additional Bonds (as described under Portfolio Selection), Bonds will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among the face amounts of each Bond in the Portfolio.

     The Trustee is authorized, on a redemption request for Units with a value exceeding $250,000 by any investor who acquired 25% or more of the outstanding Units of a Trust, to pay part or all of the redemption 'in kind' (by the distribution of Bonds and cash with an aggregate value equal to the applicable Redemption Price of the Units tendered for redemption). The Trustee will attempt to make a pro rata distribution of Bonds in the Portfolio, but reserves the right to distribute solely one or more Bonds. The distribution will be made to the distribution agent and either held for the account of the investor or disposed of in accordance with the instructions of the investor. Any transaction costs as well as transfer and ongoing custodial fees on sales of the Bonds distributed in kind will be borne by the redeeming investor.

     Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Bonds not reasonably practicable or (iii) for any other period permitted by SEC order.

SPONSORS' SECONDARY MARKET FOR UNITS

     The Sponsors, while not obligated to do so, will buy back Units at net asset value without any other fee or charge as long as they are maintaining a secondary market for Units. Because of sales charges, market movements or changes in the portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your Units. The Sponsors may resell the Units to other buyers or redeem the Units by tendering them to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

     The Sponsors may discontinue the secondary market for Units without prior notice if the supply of Units exceeds demand or for other business reasons. Regardless of whether the Sponsors maintain a secondary market, you have the right to redeem your Units for net asset value with the Trustee at any time, as described above.

INCOME, DISTRIBUTIONS AND REINVESTMENT

INCOME

     Some of the Bonds may have been purchased on a when-issued basis or may have a delayed delivery. Since interest on these Bonds does not begin to accrue until the date of their delivery to the Fund, the Trustee's annual fee and expenses may be reduced to provide tax-exempt income to investors for this non-accrual period. If a when-issued Bond is not delivered until later than expected and the amount of the Trustee's annual fee and expenses is insufficient to cover the additional accrued interest, the Sponsors will treat the contracts as failed Bonds. The Trustee is compensated for its fee reduction by drawing on the letter of credit deposited by the Sponsors before the settlement date for these Bonds and depositing the proceeds in a non-interest bearing account for the Fund.

     Interest received is credited to an Income Account and other receipts to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Fund.

DISTRIBUTIONS

     Each Unit receives an equal share of semi-annual distributions of interest income net of estimated expenses. To eliminate fluctuations in the Income Distribution, the Trustee will advance amounts necessary to provide approximately equal interest distributions; it will be reimbursed, without interest, from interest received on the Bonds, but the Trustee is compensated, in part, by holding the Fund's cash balances in non-interest bearing accounts. Along with the Income Distributions, the Trustee will distribute the investor's pro rata share of principal received from any disposition of a Bond to the extent available for distribution (see Principal Distributions under Defining Your Investment in Part A).

     The initial estimated annual income per Unit, after deducting estimated annual Fund expenses as stated in Part A of the Prospectus, will change as Bonds mature, are called or sold or otherwise disposed of, as replacement bonds are deposited and as Fund expenses change. Because the Portfolio is not actively managed, Income Distributions will generally not be affected by changes in interest rates. Depending on the financial conditions of the issuers of the Bonds, the amount of income should be substantially maintained as long as the Portfolio remains unchanged; however, optional bond redemptions or other Portfolio changes may occur more frequently when interest rates decline, which would result in early returns of principal and possibly earlier termination of the Fund.

RETURN CALCULATIONS

     Estimated Current Return shows the estimated annual cash to be received from interest-bearing bonds in a Portfolio (net of estimated annual expenses) divided by the Public Offering Price (including the maximum sales charge). Estimated Long Term Return is a measure of the estimated return over the estimated life of the Trust. This represents an average of the yields to maturity (or in certain cases, to an earlier call date) of the individual Bonds in the Portfolio, adjusted to reflect the maximum sales charge and estimated expenses. The average yield for the Portfolio is derived by weighting each Bond's yield by its market value and the time remaining to the call or maturity date, depending on how the Bond is priced. Unlike Estimated Current Return, Estimated Long Term Return takes into account maturities, discounts and premiums of the underlying Bonds.

     No return estimate can be predictive of your actual return because returns will vary with purchase price (including sales charges), how long units are held, changes in Portfolio composition, changes in interest income and changes in fees and expenses. Therefore, Estimated Current Return and Estimated Long Term Return are designed to be comparative rather than predictive. A yield calculation which is more comparable to an individual Bond may be higher or lower than Estimated Current Return or Estimated Long Term Return which are more comparable to return calculations used by other investment products.

REINVESTMENT

     Distributions will be paid in cash unless the investor elects to have distributions reinvested without sales charge in the Municipal Fund Accumulation Program, Inc. The Program is an open-end investment company whose investment objective is to obtain income exempt from regular federal income taxes by investing in a diversified portfolio of state, municipal and public authority bonds rated A or better or with comparable credit characteristics. Reinvesting compounds earnings free from federal tax. Advertisements and sales literature may illustrate the effects of compounding at different hypothetical interest rates. Investors participating in the Program will be subject to state and local income taxes to the same extent as if the distributions had been received in cash, and most of the income on the Program is subject to state and local income taxes. For more complete information about the Program, including charges and expenses, request the Program's prospectus from the Trustee. Read it carefully before you decide to participate. Written notice of election to participate must be received by the Trustee at least ten days before the Record Day for the first distribution to which the election is to apply.

FUND EXPENSES

     Estimated annual Fund expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Fund. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Fund in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for maintaining the Fund's registration statement current with Federal and State authorities, extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Fund and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Fund assets to secure reimbursement of these amounts and may sell Bonds for this purpose if cash is not available. The Sponsors receive an annual fee currently estimated at $0.45 per $1,000 face amount to reimburse them for the cost of providing Portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Fund. While the fee may exceed the amount of these costs and expenses attributable to the Fund, the total of these fees from all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of those Series during any calendar year. The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.

     Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Fund. Sales charges on Defined Asset Funds range from under 1.0% to 5.5%. This may be less than you might pay to buy and hold a comparable managed fund. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results. Because our portfolios rarely hold any significant amount of cash, your money is more fully invested.

TAXES

     The following summary describes some of the important income tax consequences of holding Units, assuming that the investor is not a dealer, financial institution or insurance company or other investor with special circumstances. Investors should consult their tax advisers about an investment in the Fund.

     At the date of issue of each Bond, counsel for the issuer delivered an opinion to the effect that interest on such Bond is generally exempt from regular federal income tax. However, interest may be subject to state and local taxes. Neither the Sponsors nor Davis Polk & Wardwell, special counsel for the Sponsors, has reviewed the issuance of the Bonds, related proceedings or the basis of the opinions of counsel for the issuers. There can be no assurance, therefore, that the issuer (or other users) have complied or will comply with any requirements necessary for a bond to be tax-exempt. If any of the Bonds were determined not to be tax-exempt, investors might be required to pay income tax for current and prior years, and if the Bonds were not then redeemed and the Fund were to sell the Bonds, it might have to sell them at a substantial discount.

     In the opinion of Davis Polk & Wardwell, under existing law:

GENERAL TREATMENT OF THE FUND

     The Fund will not be taxed as a corporation for federal income tax purposes, and each investor will be considered to own directly a share of each Bond in the Fund.

INCOME OR LOSS UPON DISPOSITION

     Upon a disposition of all or part of an investor's pro rata portion of a Bond (by sale, exchange or redemption of the Bond or his Units), an investor will generally recognize capital gain or loss. However, gain from the disposition will generally be ordinary income to the extent of any accrued 'market discount'. An investor will generally have market discount to the extent that his basis in a Bond when he purchases a Unit is less than its stated redemption price at maturity (or, if it is an 'original issue discount' bond, the issue price increased by 'original issue discount' that has accrued on the Bond before the investor's purchase). Investors should consult their tax advisers in this regard.

     The excess of a non-corporate investor's net long-term capital gains over his net short-term capital losses may be subject to tax at a lower rate than ordinary income. A capital gain or loss is long-term if the investment is held for more than one year and short-term if held for one year or less. Because the deduction of capital losses is subject to limitations, an investor may not be able to deduct all of his capital losses. A non-corporate investor who has held his pro rata portions of Bonds for more than 18 months may be entitled to a 20% maximum federal tax rate for gains from the sale of these Bonds or corresponding Units. Investors should consult their tax advisers in this regard.

INVESTOR'S BASIS IN THE BONDS

     An investor's aggregate basis in the Bonds will be equal to the cost of his Units, including any sales charges and the organizational expenses borne by the investor but excluding any amount paid for accrued interest, and adjusted to reflect accruals of 'original issue discount', 'acquisition premium' and 'bond premium'. Investors should consult their tax advisers in this regard.

EXPENSES

     A non-corporate investor is not entitled to a deduction for his pro rata share of fees and expenses of the Fund. Also, if an investor borrowed money in order to purchase or carry his Units, he will not be able to deduct the interest on this borrowing. The Internal Revenue Service may treat an investor's purchase of Units as made with borrowed money even if the borrowed money was not directly used to purchase the Units.

STATE AND LOCAL TAXES

     Under the income tax laws of the State and City of New York, the Fund will not be taxed as a corporation. The income recognized by investors that are New York taxpayers will not be tax-exempt in New York except to the extent it is earned on Bonds that are tax-exempt for New York purposes. Depending on where investors live, income from the Fund may be subject to state and local taxation. Investors should consult their tax advisers in this regard.

RECORDS AND REPORTS

     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Fund, including a current list of the Bonds and a copy of the Indenture, and supplemental information on the operations of the Fund and the risks associated with the Bonds held by the Fund, which may be inspected by investors at reasonable times during business hours.

     With each distribution, the Trustee includes a statement of the interest and any other receipts being distributed. Within five days after deposit of Bonds in exchange or substitution for Bonds (or contracts) previously deposited, the Trustee will send a notice to each investor, identifying both the Bonds removed and the replacement bonds deposited. The Trustee sends each investor of record an annual report summarizing transactions in the Fund's accounts and amounts distributed during the year and Bonds held, the number of Units outstanding and the Redemption Price at year end, the interest received by the Fund on the Bonds, the cash proceeds received by the Fund from the disposition of any Bond (resulting from redemption or payment at maturity or sale of any Bond), and the fees and expenses paid by the Fund, among other matters. The Trustee will also furnish annual information returns to each investor and to the Internal Revenue Service. Investors are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year. Investors may obtain copies of Bond evaluations from the Trustee to enable them to comply with federal and state tax reporting requirements. Fund accounts are audited annually by independent accountants selected by the Sponsors. Audited financial statements are available from the Trustee on request.

TRUST INDENTURE

     The Fund is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors, the Trustee and the Evaluator. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

     The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Fund without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified on the substance of any amendment.

     The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The Evaluator may resign or be removed by the Sponsors and the Trustee without the investors' consent. The resignation or removal of either becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee or Evaluator may apply to a court of competent jurisdiction to appoint a successor.

     Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains and is agreeable to the resignation. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Fund or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.

     The Sponsors, the Trustee and the Evaluator are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor or the Evaluator) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

     The Statement of Condition in the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

SPONSORS

     The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; Dean Witter Reynolds, Inc., a principal operating subsidiary of Morgan Stanley, Dean Witter, Discover & Co. and PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.

CODE OF ETHICS

     The Agent for the Sponsors has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset Funds portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any Fund and to provide guidance to these persons regarding standards of conduct consistent with the Agent's responsibilities to the Funds.

YEAR 2000 ISSUES

     Many computer systems were designed using only two digits to designate years. These systems may not be able to distinguish the Year 2000 from the Year 1900 (commonly known as the 'Year 2000 Problem'). Like other investment companies and financial and business organizations, the Fund could be adversely affected if the computer systems used by the Agent for the Sponsors or Fund service providers do not properly address this problem prior to January 1, 2000. The Agent for the Sponsors has established a dedicated group to analyze these issues and to implement any systems modifications necessary to prepare for the Year 2000. Currently, we do not anticipate that the transition to the 21st century will have any material effect on the Fund. The Agent for the Sponsors has sought assurances from the Fund's other service providers that they are taking all necessary steps to ensure that their computer systems will accurately reflect the Year 2000, and the Agent for the Sponsors will continue to monitor the situation. At this time, however, no assurance can be given that the Fund's other service providers have anticipated every step necessary to avoid any adverse effect on the Fund attributable to the Year 2000 Problem.

PUBLIC DISTRIBUTION

     In the initial offering period Units will be distributed to the public through the Underwriting Account and dealers who are members of the National Association of Securities Dealers, Inc. The initial offering period is 30 days or less if all Units are sold. If some Units initially offered have not been sold, the Sponsors may extend the initial offering period for up to four additional successive 30-day periods.

     The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold. Sales to dealers and to introducing dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price, but the Agent for the Sponsors reserves the right to change the rate of any concession from time to time. Any dealer or introducing dealer may reallow a concession up to the concession to dealers.

UNDERWRITERS' AND SPONSORS' PROFITS

     Upon sale of the Units, the Underwriters will be entitled to receive sales charges. The Sponsors also realize a profit or loss on deposit of the Bonds equal to the difference between the cost of the Bonds to the Fund (based on the offer side evaluation on the initial date of deposit) and the Sponsors' cost of the Bonds. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Bonds it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units

(which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

FUND PERFORMANCE

     Information on the performance of the Fund for various periods, on the basis of changes in Unit price plus the amount of income and principal distributions reinvested, may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective investors. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

      Fund performance may be compared to performance on the same basis (with distributions reinvested) of Moody's Municipal Bond Averages or performance data from publications such as Lipper Analytical Services, Inc., Morningstar Publications, Inc., Money Magazine, The New York Times, U.S. News and World Report, Barron's Business Week, CDA Investment Technology, Inc., Forbes Magazine or Fortune Magazine. Average annual compounded rates of return of selected asset classes over various periods of time may also be compared to the rate of inflation over the same periods.

DEFINED ASSET FUNDS

     Municipal funds have provided investors with tax-free income and balance for their portfolios for more than 30 years. As tax reforms over the years have eliminated many of the ways to reduce individual taxes, municipal bonds have remained a significant source of tax-free income. For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio of municipal bonds and the return are generally fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal. Tax-exempt income can help investors keep more today for a more secure financial future. It can also be important in planning because tax brackets may increase with higher earnings or changes in tax laws. Defined equity funds offer growth potential and some protection against inflation. Unit investment trusts are particularly suited for the many investors who prefer to seek long-term income by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. One's investment objectives may call for a combination of Defined Asset Funds.

     Defined Asset Funds reflect a buy and hold strategy that the Sponsors believe can be more effective and cost-effective than active management. This strategy is premised on selection criteria and procedures, diversification and regular review by investment professionals. Various advertisements and sales literature may summarize the results of economic studies concerning how stock market movement has tended to be concentrated and how longer-term investments can tend to reduce risk.

     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income.

EXCHANGE OPTION

     You may exchange Units for units of certain other Funds with similar sales charge structures combining initial and deferred sales charges. For example, Select and Focus Portfolios have a sales charge for first-time investors of 1% initially and annual deferred sales charges of $17.50 per 1,000 units. On exchanges, the initial sales charge is waived and units are acquired subject to any remaining deferred sales charges. Investors can also exchange units of those Portfolios and similar series of unaffiliated equity unit investment trusts for Units, subject only to the Fund's remaining deferred sales charges. In the future, the Exchange Option may be extended to other series and types of trusts with similar sales charge structures.

     To make an exchange, you should contact your financial professional to find out what suitable exchange funds are available and to obtain a prospectus. You may acquire units of only those exchange funds in which the Sponsor is maintaining a market and which are lawfully for sale in the state where you reside. An exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax adviser. If the proceeds of units exchanged are insufficient to acquire a whole number of exchange fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

     As the Sponsor is not obligated to maintain a market in any series or to offer successor portfolios, there can be no assurance that units can be exchanged. The Exchange Option may be amended or terminated at any time without notice.

SUPPLEMENTAL INFORMATION

     Upon writing or calling the Trustee shown on the back cover of Part A of this Prospectus, investors will receive at no cost to the investor supplemental information about the Fund, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of Bonds that may be part of the Fund's Portfolio, general risk disclosure concerning any letters of credit or insurance securing certain Bonds, and general information about the structure and operation of the Fund.

                                   APPENDIX A

DESCRIPTION OF RATINGS (AS DESCRIBED BY THE RATING COMPANIES THEMSELVES)

STANDARD & POOR'S RATINGS GROUP, A DIVISION OF MCGRAW-HILL, INC.

     AAA--Debt rated AAA has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

     AA--Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.

     A--Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

     BBB--Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

     BB, B, CCC, CC--Debt rated BB, B, CCC and CC is regarded, on balance, as predominately speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

     The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     A provisional rating, indicated by 'p' following a rating, assumes the successful completion of the project being financed by the issuance of the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion.

     * Continuance of the rating is contingent upon S&P's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows.

     NR--Indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

MOODY'S INVESTORS SERVICE, INC.

     Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as 'gilt edge'. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

     A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

     Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     Ba--Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

     B--Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

     Rating symbols may include numerical modifiers 1, 2 or 3. The numerical modifier 1 indicates that the security ranks at the high end, 2 in the mid-range, and 3 nearer the low end, of the generic category. These modifiers of rating symbols give investors a more precise indication of relative debt quality in each of the historically defined categories.

     Conditional ratings, indicated by 'Con.', are sometimes given when the security for the bond depends upon the completion of some act or the fulfillment of some condition. Such bonds are given a conditional rating that denotes their probable credit stature upon completion of that act or fulfillment of that condition.

     NR--Should no rating be assigned, the reason may be one of the following:
(a) an application for rating was not received or accepted; (b) the issue or issuer belongs to a group of securities that are not rated as a matter of policy; (c) there is a lack of essential data pertaining to the issue or issuer or (d) the issue was privately placed, in which case the rating is not published in Moody's publications.

FITCH INVESTORS SERVICE, INC.

     AAA--These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

     AA--These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

     A--These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

     BBB--These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

     A 'I' or a 'J' sign after a rating symbol indicates relative standing in its rating.

DUFF & PHELPS CREDIT RATING CO.

     AAA--Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

     AA--High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic condtions.

     A--Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

     A 'I' or a 'J' sign after a rating symbol indicates relative standing in its rating.

                                   APPENDIX B
                     SECONDARY MARKET SALES CHARGE SCHEDULE

     Units purchased after the deduction of the final deferred sales charge installment will be subject only to an up-front sales charge based on the maturities of the bonds in the Portfolio, as set forth below.


                         ACTUAL SALES CHARGE AS   DEALER CONCESSION AS
                         PERCENT OF EFFECTIVE     PERCENT OF EFFECTIVE
   AMOUNT PURCHASED          SALES CHARGE             SALES CHARGE
-----------------------  -----------------------  -----------------------
Less than $250,000                    100%                        %
$250,000 - $499,999                    80
$500,000 - $749,999                    60
$750,000 - $999,999                    45
1,000,000 and over                     35


                             EFFECTIVE SALES CHARGE


                                  AS PERCENT      AS PERCENT
            TIME TO               OF BID SIDE      OF PUBLIC
            MATURITY              EVALUATION   OFFERING PRICE
--------------------------------  -----------  -----------------
Less than six months                       0%              0%
Six months to less than 1 year         0.503            0.50
1 year to less than 4 years            1.523            1.50
4 years to less than 8 years           2.564            2.50
8 years to less than 15 years          2.828            2.75
15 years or more                       2.987            2.90


     For this purpose, a Bond will be considered to mature on its stated maturity date unless: it has been called for redemption; (although not called) its yield to maturity is more than 40 basis points higher than its yield to any call date; funds or securities have been placed in escrow to redeem it on an earlier date; or the Bond is subject to a mandatory tender. In each of these cases the earlier date will be considered the maturity date.

                             Defined
                             Asset FundsSM


SPONSORS:                                MUNICIPAL DEFINED FUND
Merrill Lynch,                           (A Unit Investment Trust)
Pierce, Fenner & Smith Incorporated      This Prospectus does not contain all of
Defined Asset Funds                      the information with respect to the
P.O. Box 9051                            investment company set forth in its
Princeton, NJ 08543-9051                 registration statement and exhibits
(609) 282-8500                           relating thereto which have been filed
Smith Barney Inc.                        with the Securities and Exchange
Unit Trust Department                    Commission, Washington, D.C. under the
388 Greenwich Street--23rd Floor         Securities Act of 1933 and the
New York, NY 10013                       Investment Company Act of 1940, and to
(212) 816-4000                           which reference is hereby made. Copies
PaineWebber Incorporated                 of filed material can be obtained from
1200 Harbor Blvd.                        the Public Reference Section of the
Weehawken, NJ 07087                      Commission, 450 Fifth Street, N.W.,
(201) 902-3000                           Washington, D.C. 20549 at prescribed
Dean Witter Reynolds Inc.                rates. The Commission also maintains a
Two World Trade Center--59th Floor       Web site that contains information
New York, NY 10048                       statements and other information
(212) 392-2222                           regarding registrants such as Defined
EVALUATOR:                               Asset Funds that file electronically
Kenny S&P Evaluation Services,           with the Commission at
a division of J. J. Kenny Co., Inc.      http://www.sec.gov.
65 Broadway                              ------------------------------
New York, NY 10006                       No person is authorized to give any
TRUSTEE:                                 information or to make any
The Bank of New York                     representations with respect to this
Unit Investment Trust Department         investment company not contained in
P.O. Box 974                             this Prospectus; and any information or
Wall Street Division                     representation not contained herein
New York, NY 10268-0974                  must not be relied upon as having been
1-800-221-7771                           authorized.
                                         ------------------------------
                                         When Units of this Fund are no longer
                                         available this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, and investors should
                                         note the following:
                                         Information contained herein is subject
                                         to amendment. A registration statement
                                         relating to securities of a future
                                         series has been filed with the
                                         Securities and Exchange Commission.
                                         These securities may not be sold nor
                                         may offers to buy be accepted prior to
                                         the time the registration statement
                                         becomes effective.
                                         This Prospectus shall not constitute an
                                         offer to sell or the solicitation of an
                                         offer to buy nor shall there be any
                                         sale of these securities in any State
                                         in which such offer, solicitation or
                                         sale would be unlawful prior to
                                         qualification under the securities laws
                                         of any such State.


                                                           --7/98

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of each of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


 Merrill Lynch, Pierce, Fenner & Smith Incorporated               8-7221
 Smith Barney Inc. ........................................       8-8177
 PaineWebber Incorporated..................................      8-16267
 Dean Witter Reynolds Inc. ................................      8-14172


                      ------------------------------------

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:


 Merrill Lynch, Pierce, Fenner & Smith Incorporated             13-5674085
 Smith Barney Inc. ........................................     13-1912900
 PaineWebber Incorporated..................................     13-2638166
 Dean Witter Reynolds Inc. ................................     94-0899825
 The Bank of New York, Trustee.............................     13-4941102


                                  UNDERTAKING
The Sponsors undertake that they will not instruct the Trustee to accept from
(i) Asset Guaranty Reinsurance Company, Municipal Bond Investors Assurance Corporation or any other insurance company affiliated with any of the Sponsors, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to such Security or (ii) any affiliate of the Sponsors who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless such instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Series, 1933 Act File No. 33-54565).

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

The following exhibits:


 1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-89, 1933 Act File No. 33-58531).
 1.1.1 --Form of Standard Terms and Conditions of Trust Effective October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
 1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
 2.1    --Form of Certificate of Beneficial Interest (included in Exhibit
        1.1.1).
 *3.1   --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings 'Taxes' and 'Miscellaneous--Legal Opinion' in the Prospectus.
 *4.1   --Consent of the Evaluator.
 *5.1   --Consent of independent accountants.
 9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series--30, 1933 Act File No. 333-49353).


------------------------------------

*To be filed by amendment.

                              DEFINED ASSET FUNDS
                             MUNICIPAL DEFINED FUND
                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 2ND DAY OF JULY, 1998.

               SIGNATURES APPEAR ON PAGES R-3, R-4, R-5 AND R-6.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466 and 33-51607


      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      DANIEL C. TYLER
      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR


By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              33-49753,
                                                              33-55073,
                                                              333-10441 and
                                                              333-41765


      JAMES DIMON
      DERYCK C. MAUGHAN

      By GINA LEMON
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279


      MARGO N. ALEXANDER
      TERRY L. ATKINSON
      BRIAN M. BAREFOOT
      STEVEN P. BAUM
      MICHAEL CULP
      REGINA A. DOLAN
      JOSEPH J. GRANO, JR.
      EDWARD M. KERSCHNER
      JAMES P. MacGILVRAY
      DONALD B. MARRON
      ROBERT H. SILVER
      MARK B. SUTTON
      By ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085 and
  Reynolds Inc.:                            333-13039


      RICHARD M. DeMARTINI
      ROBERT J. DWYER
      CHRISTINE A. EDWARDS
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      MITCHELL M. MERIN
      STEPHEN R. MILLER
      RICHARD F. POWERS III
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)